

Mail Stop 3030

July 1, 2016

Via E-mail
Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

> **Re:** **Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K filed May 10, 2016**
> **File No. 1-34392**

Dear Mr. Middleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.   We note the disclosure on pages F-11 and F-12 that under your power purchase agreements revenue can be recognized under a sale-leaseback agreement or under an agreement in which you hold the equipment as leased assets under capital leases. Please explain to us the significant terms of each different type of power purchase agreement and tell us how you account for and present each type of arrangement within your consolidated financial statements. Explain to us how your accounting is consistent with the guidance in ASC 840.

Form 8-K filed May 10, 2016

Exhibit 99.1

2.   You disclose adjusted total revenue, adjusted gross profit (loss), adjusted EBITDAS, adjusted net loss and adjusted diluted net loss per share, based on an individually tailored revenue recognition method which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

3.   Further, it does not appear that you have disclosed the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors. Please revise your presentation of any non-GAAP measures in future filings to provide the information required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

4.   Lastly, we note that you present Adjusted EBITDAS, Adjusted net loss and Adjusted diluted net loss per share within the Selected Financial Data table without also presenting the most directly comparable GAAP measure with equal or greater prominence, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery